





06011313

Rueil february 10, 2006

**Securities and Exchange Commission**
**Division of Corporation Finance**
**450 Fifth Street, NW**
**Washington, D.C. 20549**
**USA**

SUPPL

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

**Rule 12g3-2(b) – File N° 82-4781**

Dear Madam,

Please find enclosed recently issued press releases :

- Composition of the VINCI Executive Committee ;
- The Vinci / Siemens / CAF consortium has won the Algiers metro contract ;
- Vinci wins three contracts in Hungary with a total value of over Euros 300 million ;
- 2005 consolidated revenue;
- VINCI issues Euros 500 million in perpetual deeply subordinated bonds.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

**Christian Labeyrie**
Executive Vice President
Chief Financial Officer



1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex





Rueil-Malmaison, 8 February 2006

**Press release**

**VINCI ISSUES €500 MILLION IN PERPETUAL DEEPLY SUBORDINATED BONDS**

VINCI has just successfully carried out the issue of a €500 million perpetual deeply subordinated bond, targeted at international investors.

The issue price of this bond is 98.831%. It pays an optional annual fixed coupon of 6.25% until November 2015. Thereafter, the coupon is a quarterly floating rate with a 1.00% step-up. The bond is callable at par in November 2015 and at every coupon payment date afterwards. The supporting documents for the issue are available from the Luxembourg Stock Exchange.

This transaction enables VINCI to refinance partly the cost incurred in increasing its stake in ASF while benefiting from enhanced financial flexibility. For this hybrid rights issue, entirely booked under equity under IFRS, enables VINCI to reinforce its capital structure without any shareholder dilution.

Merrill Lynch and Société Générale are the lead managers and book runners for the issue. Calyon and Royal Bank of Scotland are the co-lead managers.

*Press contact: Virginie Christnacht*
*Tel.: 33 1 47 16 39 56 / Fax: 33 1 47 16 33 88*
*E-mail: vchristnacht@vinci.com*

*Investors contact: Marie Ployart*
*Tel.: 33 1 47 16 30 17 / Fax: 33 1 47 16 36 23*
*E-mail: mployart@vinci.com*

*This press release is available in French and English on VINCI's website: www.vinci.com*



Rueil-Malmaison, 31 January 2006

**Press release**

# 2005 CONSOLIDATED REVENUE

- **2005 full-year revenue up 10% at €21.5 billion**
- **Sustained level of activity in the 2005 fourth quarter, both in France and abroad**
- **Order book: record level at 31 December 2005 (€15.8 billion, up 14% over 12 months) and very good visibility over 2006**

VINCI's 2005 consolidated revenue amounted to €21.5 billion, a 10% increase against 2004 (€19.5 billion).

Whereas in recent years the growth in VINCI's activities was driven by the French market, this year activity increased in a comparable manner in France and abroad.

Despite the high level attained in 2004, business continued to grow at a good pace in the fourth quarter, with an overall increase of 9%. As in the previous quarters, the Roads and Construction business lines reported strong growth both in France and abroad.

This good trend was mainly due to organic growth, with the positive effects of changes in consolidation scope and currency fluctuations accounting for only 2%.

New acquisitions had a limited impact, of €380 million, partially offset by that of disposals for €100 million.

**In France**, revenue increased by 9.6% to €13.3 billion (by 8.4% on a like-for-like basis).

**Outside France**, revenue increased by 11% to €8.2 billion (by 8.2% on a like-for-like basis) and accounted for 38% of the total activity.

ASF, in which VINCI had a 23% holding at 31 December 2005, is accounted for in the Group's consolidated financial statements using the equity method. In consequence, its revenue, which amounted to €2.4 billion in 2005, is not included in the data on activity published by VINCI in respect of this period.

## Breakdown by business line

### *Concessions: €2,053 million (+5.7% actual; +2.9% like-for-like)*

Cofiroute's revenue increased by 3.2% to €900 million. This trend reflects the increase in toll receipts, which benefited from the combination of an 0.9% increase in traffic (of which 0.1% is accounted for by the satisfactory start of operations on the Ecommoy-Tours section of the A28, which entered service on 14 December 2005) and of prices changes for 2.2%.

Following a first half year that was marked by the adverse effects of the calendar – 2004 was a leap year, Whit Monday was a working day in 2005 – light vehicle traffic has shown a favourable trend since the summer, ending the year with an 0.8% increase over the full twelve months. Heavy vehicle traffic increased regularly over the whole year, by 1.2%.

VINCI Park's revenue was €494 million, a 1.8% increase. This reflects the effects of organic growth in France (+0.9%) and a more sustained increase abroad (+4.2%), in particular due to new acquisitions.

Revenue from other infrastructure assets under concessions was strongly up, by 29%, at €161 million. This includes €41 million from a full year's operation of the Rion-Antirion bridge in Greece, which was opened in August 2004.

Airport services booked revenue of €505 million, the 7.9% increase being accounted for by the inclusion of France Handling, acquired during the year. At constant consolidation scope and exchange rates, revenue fell 2% despite a good level of activity in cargo services, as a result of the measures taken to reduce the activity in the USA.

### *Energies: €3,510 million (+5.1% actual; +3.8% like-for-like)*

In France, VINCI Energies' revenue was €2.6 billion, an increase of 6.5% (6.6% like-for-like).

Activity was particularly dynamic in the telecommunication infrastructure sector, which benefited from telephone operators' investments, in the energy transport infrastructure sector and in the services sector (commercial property).

This good performance was achieved despite the unfavourable basis for comparison, the fourth quarter of 2004 having seen a peak in revenue.

Outside France, VINCI Energies' revenue remained almost stable (up 1.4%) at €942 million despite the very significant reduction from €162m to €101m in the activity of the Austrian subsidiary TMS, a 37% fall in a very badly hit automobile production engineering market.

The other foreign subsidiaries had a good year in 2005, reporting growth of approximately 10% in a European market where trading conditions were overall better.
VINCI Energies' order book at 31 December 2005 stood at €1.4 billion, up by more than 9% over 12 months.

***Roads: €6,456 million (+12.2% actual; +9.1% like-for-like)***

In France, Eurovia's revenue was more than €3.6 billion, reflecting growth of 10.6% (9.7% like-for-like).

Following a difficult start to the year, marked by unfavourable weather conditions, activity was at a strong level in the second half, in particular as a result of increased workloads on several major urban infrastructure projects, such as those for the tramways in Valenciennes, Nice, Montpellier and Marseille).

Outside France, revenue was €2.8 billion, a 14.2% increase, and included the contribution by the UK company TE Beach for the first time.

Foreign subsidiaries' growth remains high on a like-for-like basis, at 8.4%. In particular this reflects the excellent performances in the Czech Republic and the United Kingdom, and a recovery in Germany (up 3.5%), where business was brisk in the second half.

Eurovia's order book stood at €4.3 billion at 31 December 2005, a 16% increase over 12 months.

***Construction: €9,371 million (+13.1% actual; +11.9% like-for-like)***

In France, VINCI Construction's revenue was €5.4 billion, an increase of 14.2% (12.5% at constant consolidation scope).

Following a first half that saw very strong growth, business remained brisk in the second half of the year, but with a more moderate rate of growth. The network of Sogea Construction and GTM Construction enterprises, firmly based across the territory, benefited from growing markets, both in the Paris region and the rest of France, with in particular continuing strong demand in the building sector and prospects of new large-scale infrastructure projects. Business was also particularly dynamic in French overseas territories.

Outside France, revenue was up by 11.7% (11.2% like-for-like) at nearly €4 billion.

This good performance reflects the strong growth booked in Central and Eastern Europe and by Norwest Holst in the United Kingdom. The Belgian subsidiary CFE booked revenue of €935 million, up 13%, reflecting the good prospects of its dredging subsidiary Deme.

VINCI Construction's order book at 31 December 2005, up by more than 14% over 12 months, set a new record of €10.1 billion, which represents 13 months' average activity for this division.

## 2006 outlook

The order books of VINCI Construction, Eurovia and VINCI Energies taken together stood at €15.8 billion at 31 December 2005, an increase of more than 14% in one year.

This represents 10 months' average activity for these business lines – Construction, Roads, and Energies.

On this basis, and taking account of VINCI Concessions' recurrent business (motorways, car parks and infrastructure assets), VINCI already has very good visibility over its outlook for 2006.

The 2005 results will be published after the meeting of the Board of Directors on 28 February 2006.

*Press contact: Virginie Christnacht*
*Tel.: 33 1 47 16 39 56 / Fax: 33 1 47 16 33 88*
*E-mail: vchristnacht@vinci.com*

*Investor relations: Véronique Gillieron*
*Tel.: +33 01 47 16 45 39*
*E-mail: vgillieron@vinci.com*

*This press release is available in French, English and German on VINCI's website: www.vinci.com*

**VINCI**

Public Limited Company ("Société Anonyme") with capital stock of 983,181,370 euros

Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France

Company Register RCS Nanterre B 552 037 806

## CONSOLIDATED REVENUE AT 31 DECEMBER 2005

(in millions of euros)

| | | 31 December 2005 | 31 December 2004 | Variation 2005/2004 | |
|---|---|---|---|---|---|
| | | | | actual | like-for-like |
| **Concessions and services** | 1st quarter | 457,8 | 442,5 | 3,5% | 4,0% |
| | 2nd quarter | 496,0 | 491,6 | 0,9% | 1,2% |
| | 3rd quarter | 567,7 | 525,2 | 8,1% | 3,1% |
| | 4th quarter | 531,4 | 483,8 | 9,8% | 3,4% |
| | | **2 052,9** | **1 943,1** | **5,7%** | **2,9%** |
| **Energy** | 1st quarter | 752,2 | 749,3 | 0,4% | (1,2%) |
| | 2nd quarter | 914,5 | 846,8 | 8,0% | 7,6% |
| | 3rd quarter | 866,4 | 790,4 | 9,6% | 8,9% |
| | 4th quarter | 976,5 | 952,1 | 2,6% | (0,7%) |
| | | **3 509,5** | **3 338,5** | **5,1%** | **3,8%** |
| **Roads** | 1st quarter | 1 030,3 | 999,9 | 3,0% | 0,3% |
| | 2nd quarter | 1 764,0 | 1 531,2 | 15,2% | 13,1% |
| | 3rd quarter | 1 876,3 | 1 642,8 | 14,2% | 10,4% |
| | 4th quarter | 1 785,1 | 1 581,3 | 12,9% | 9,6% |
| | | **6 455,7** | **5 755,2** | **12,2%** | **9,1%** |
| **Construction** | 1st quarter | 2 088,1 | 1 806,1 | 15,6% | 14,9% |
| | 2nd quarter | 2 475,3 | 2 149,4 | 15,2% | 15,3% |
| | 3rd quarter | 2 345,8 | 2 101,0 | 11,6% | 10,7% |
| | 4th quarter | 2 461,3 | 2 227,2 | 10,5% | 9,1% |
| | | **9 370,5** | **8 283,8** | **13,1%** | **11,9%** |
| **Miscellaneous and double counts** | | 116,3 | 199,6 | | |
| **Total** | 1st quarter | **4 407,7** | **4 045,7** | **8,9%** | **7,7%** |
| | 2nd quarter | **5 643,3** | **5 039,9** | **12,0%** | **11,8%** |
| | 3rd quarter | **5 665,7** | **5 138,9** | **10,3%** | **8,0%** |
| | 4th quarter | **5 788,0** | **5 295,8** | **9,3%** | **6,6%** |
| | | **21 504,8** | **19 520,2** | **10,2%** | **8,3%** |
| **Of which France** | | | | | |
| Concessions and services | | 1 538,3 | 1 468,1 | 4,8% | 1,6% |
| Energy | | 2 568,0 | 2 410,4 | 6,5% | 6,6% |
| Roads | | 3 649,4 | 3 298,4 | 10,6% | 9,7% |
| Construction | | 5 387,5 | 4 719,2 | 14,2% | 12,5% |
| Miscellaneous and double counts | | 141,9 | 221,6 | | |
| **Total** | | **13 285,1** | **12 117,6** | **9,6%** | **8,4%** |
| **Of which outside France** | | | | | |
| Concessions and services | | 514,6 | 475,0 | 8,3% | 6,9% |
| Energy | | 941,6 | 928,2 | 1,4% | (3,6%) |
| Roads | | 2 806,3 | 2 456,9 | 14,2% | 8,4% |
| Construction | | 3 983,0 | 3 564,6 | 11,7% | 11,2% |



Rueil Malmaison, 30 January 2006

## Press release

## VINCI wins three contracts in Hungary with a total value of over €300 million

VINCI Construction Grands Projets, leader of a consortium including Hídépítő (VINCI Construction's subsidiary in Hungary) and Strabag, has won the contract to build the new metro line in Budapest. The contract is worth €207 million, of which €104 million is for Hídépítő and VINCI Construction Grands Projets. It involves the construction of two 7.3 km tunnels and a station. Work will start at the beginning of February and last 34 months.

Hídépítő, in a consortium with Degrémont (Suez), OTV (Veolia) and Alterra, has also signed a contract with the Budapest municipality for the design and construction of the Csepel wastewater treatment plant, which it will then operate for four years. The plant, with a capacity of 350,000 cubic metres a day, will treat over 50% of the city's wastewater. Work will start in the summer of 2006 and is scheduled for completion in 2010. The total contract is worth €250 million, including €68 million for Hídépítő, leader of the civil engineering sub-consortium.

Lastly, as part of the Hungarian motorway extension programme, the Ministry of Public Works has awarded a contract to Hídépítő, in a consortium with Strabag, for the construction of the northern bypass on M0, the Budapest ring road. The contract includes building approximately 4 km of 2x2 lane motorway, two interchanges and a 1,845 metre bridge over the Danube. The project will be delivered at the end of 2007. The total contract is worth €250 million, of which €150 million is for Hídépítő.

These contracts illustrate the vitality of the Hungarian market, where there are numerous infrastructure needs. VINCI has been operating in Hungary since 1993 through its subsidiary, Hídépítő, which specialises in bridges, motorway infrastructure and hydraulic networks. Hídépítő is one of the country's leading civil engineering companies. It has 700 employees and generates net sales of over €200 million, with strong growth during the past three years.

The simultaneous signature of the Algiers and Budapest metro contracts this week is recognition of VINCI Construction Grand Projets' expertise in turnkey metro projects, already demonstrated in Athens and Cairo.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
E-mail: vchristnacht@vinci.com



Paris, 24 January 2006

Press release

**The VINCI / Siemens / CAF consortium has won the Algiers metro contract**

VINCI Construction Grands Projets, as part of a consortium made up of Siemens Transportation Systems (lead company) and CAF (rolling stock), has just signed the €380 million contract to build the Algerian capital's first metro line.

The VINCI Construction Grands Projets share of the contract amounts to €121 million and covers development of ten stations (nine underground and one above ground), construction of a 16,000 sq. metre technical building and technical works packages relating to smoke extraction, ventilation and escalators.

The project is scheduled to take 35 months to complete.

This contract marks VINCI's return to Algeria, a country where the Group was involved - especially in the 1980s - in major projects such as the Algiers airport, 312,000 sq. metres of housing in Wilaya de Medea, a viaduct and a steelworks complex in Oran.

This commercial success is also a result of VINCI's ability to build turnkey metro systems. The Group has a track record of recent outstanding projects which includes Lines 1 and 2 of the Cairo metro and metro systems in Athens, Hong Kong, Rennes and Paris (Line 14).

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com



Paris, 19 January 2006

Press release

**Composition of the VINCI Executive Committee**

Following the decision by the VINCI Board of Directors on 9 January 2006 to separate the posts of Chairman and Chief Executive Officer, Xavier Huillard, Director and Chief Executive Officer, has announced the new composition of the Executive Committee, which he now chairs.

Pierre Coppey, Christian Labeyrie and Philippe Ratynski are promoted to Executive Vice President and David Azéma and Jean Yves Le Brouster become members of the Executive Committee, which is now made up of:

- Xavier Huillard, Director and Chief Executive Officer
- Roger Martin, Senior Executive Vice President, Chairman and CEO of Eurovia
- Pierre Coppey, Executive Vice President, Corporate Communications, Human Resources and Synergies,
- Christian Labeyrie, Executive Vice President, Chief Financial Officer,
- Philippe Ratynski, Executive Vice President, Chairman of VINCI Construction,
- David Azéma, Chief Executive Officer of VINCI Concessions,
- Jean-Yves Le Brouster, Chairman and Chief Executive Officer of VINCI Energies.

Biographies

Xavier Huillard
Director and Chief Executive Officer

Xavier Huillard was born on 27 June 1954. An alumnus of the Ecole Polytechnique and the Ecole Nationale des Ponts et Chaussées, he has spent his entire career in the construction sector following a brief period in the civil service, firstly in a local Public Works and Planning Department and then in the Ministry for Infrastructure's Department of International Business.
Having joined SGE in 1996 as Director of International Business at SOGEA, Xavier Huillard

became Chairman of that company in 1997. Appointed Chairman of VINCI Construction in 2000, he crafted the merger of the construction businesses of GTM and SGE within VINCI. In 2002, he was appointed Senior Executive Vice President of VINCI and became Chairman of VINCI Energies, stimulating its growth in Europe.

Roger Martin
Senior Executive Vice President,
Chairman and CEO of Eurovia
Born in 1943, Roger Martin is a graduate of the ESTP civil engineering school and the CPA business school. He holds a Master of Science degree from the University of Berkeley. Mr Martin joined Bourdin Chaussé as a civil engineer in 1968. He was appointed general manager of Cochery Bourdin Chaussé in 1985, then chairman and CEO in 1988. He became Chairman of Eurovia in 1996, and was named deputy general manager of VINCI in 1997. He was appointed Co-Chief Operating Officer of VINCI in April 2002

Pierre Coppey
Executive Vice President,
Corporate Communications, Human Resources and Synergies

Born in 1963, Pierre Coppey is a graduate of the Strasbourg Institute of Political Studies (1984) and the Strasbourg University school of journalism. He holds a Masters degree in political sciences from the University of Paris II and also studied at ENSPTT, France's national school of posts and telecommunications (1986). In 1989, he was made head of internal and corporate communications for La Poste, the French post office. He joined the SGE group in 1992 as director of corporate communications for Campenon Bernard SGE and was appointed public relations officer for SGE in 1996. In 2001, he was appointed Vice-President, Corporate Communication, HR and Synergies of VINCI.

Christian Labeyrie
Executive Vice President,
Chief Financial Officer

Born in 1956, Christian Labeyrie is a graduate of the HEC business school and holds accounting qualifications. He began his career in 1980 in the Paris branches department of the Crédit Lyonnais bank. From 1984 to 1990, he held various financial posts in the Schlumberger group as project manager in the audit department of Schlumberger Ltd, then Division Controller in the petroleum department. He joined VINCI in 1990 as director of management control for the holding company. In 1993, he was appointed deputy financial director with responsibility for financial transactions and for the accounting and tax departments. In January 1999, Mr Labeyrie was named Vice-President and Chief Financial Officer of VINCI.

Philippe Ratynski
Executive Vice President,
Chairman of VINCI Construction

Born in 1959, Philippe Ratynski is a graduate of the HEC business school. He also holds a Bachelors degree in Law and is qualified as a chartered accountant. He began his career at Arthur Andersen, where he was project manager, then director, from 1986 to 1993. He joined the SGE group (now VINCI) in 1993 as management control director. He then joined Sogea, where he held posts as deputy international director (1996), director for Africa (1997), director for international business at Sogea and chairman and CEO of SATOM, and deputy general manager of Sogea (1999). He was appointed president of VINCI Construction's international subsidiaries and deputy general manager of VINCI Construction in 2000. In April 2002 he became Chairman and CEO of VINCI Construction.

David Azéma
Chief Executive Officer VINCI Concessions

Born in 1960, David Azéma has a law degree and is a graduate of the Paris IEP (political sciences institute) and Ecole Nationale d'Administration. He started his career in 1987 as an auditor at the government accounting office. In 1993, after two years in the cabinet of France's Minister of Employment, he joined SNCF, the French railway company, where he held positions as project manager reporting to the strategy department, advisor to the chairman and director of subsidiaries and investments. He then moved to the UK to take up the position of chairman of ICRRL (Intercontinental and Regional Railways Limited) before becoming chairman and CEO of Eurostar Group Ltd, the subsidiary of SNCF, SNCB (the Belgian railway company) and Eurostar UK that operates the Eurostar high-speed rail service.
David Azéma joined VINCI in October 2002. He is currently CEO of VINCI Concessions.

Jean-Yves Le Brouster
Chairman and Chief Executive Officer of VINCI Energies

Jean-Yves Le Brouster was born in 1947 and is a graduate of the National Engineering School in Brest. He has spent his entire career in the company that is known today as VINCI Energies. After joining the company as Branch Manager in Boulogne-sur-Mer and Amiens in 1978, he was promoted Regional Manager for Nord-Picardie-Champagne-Ardennes in 1985 and appointed Deputy CEO of GTIE in 1992, which became VINCI Energies in 2003. In 1996, he was appointed Chairman and CEO of Fournié Grospaud in Toulouse before joining Santerne, where he was Chairman and CEO until 2002, when he was appointed Chief Operating Officer of VINCI Energies. Jean-Yves Le Brouster has been CEO of VINCI Energies since June 2005 and was appointed Chairman and CEO in December 2005

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com